UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GUIDED THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

40171F204

(CUSIP Number)

Stephen W. Ray

Hall, Estill, Hardwick, Gable, Golden & Nelson, P.C.

320 South Boston, Suite 200

Tulsa, Oklahoma 74103-3706

(918) 594-0415

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:    40171F204

1.	Names of Reporting Persons. Lynne H. Imhoff
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person	7.

Sole Voting Power

39,710,467 shares of Common Stock, including 39,705,882 shares of Common Stock issuable upon conversion of 675 shares of Series C1 Preferred Stock and 973 shares issuable upon Warrants (1)

	8.	Shared Voting Power 0
9.

Sole Dispositive Power

39,710,467 shares of Common Stock, including 39,705,882 shares of Common Stock issuable upon conversion of 675 shares of Series C1 Preferred Stock and 973 shares issuable upon Warrants

	10.	Shared Dispositive Power 0
11.

Aggregate Amount Beneficially Owned by Each Reporting Person

39,710,467 shares of Common Stock, including 39,705,882 shares of Common Stock issuable upon conversion of 675 shares of Series C1 Preferred Stock and 973 shares issuable upon Warrants

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.33% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 39,705,882 shares of Common Stock issuable upon conversion of 675 shares of Series C1 Preferred Stock, (ii) 60 shares of Common Stock issuable upon exercise of a Series C Warrant, (iii) 1 share of Common Stock issuable upon exercise of a Series B Tranche A Warrant and (iv) 912 shares of Common Stock issuable upon exercise of a Series B Tranche B Warrant.

(2)	The calculation of the foregoing percentage is based on an aggregate of 229,128,247 shares of Common Stock outstanding, consisting of 189,421,392 shares of Common Stock outstanding as of May 11, 2018, as reported in the most recent Form 10-Q plus an additional 39,706,855 shares of Common Stock issuable upon conversion of the Series C1 Preferred Stock, Series C Warrant, Tranche A Warrant, and Tranche B Warrants beneficially owned by the Reporting Person.

The information contained in this Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of Series C1 Convertible Preferred Stock (the “Preferred Stock”) and to the Common Stock, par value $0.001 per share (the “Common Stock”), of Guided Therapeutics, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5835 Peachtree Corners East, Suite D, Norcross, Georgia 30092.

Item 2.	Identity and Background.

(a)    This Schedule 13D is being filed Lynne H. Imhoff (the “Reporting Person”).

(b)    The residential address of the Reporting Person is 2716 South Rockford Road, Tulsa, Oklahoma 74114.

(c)    The present principal occupation or employment of the Reporting Person is as an Anesthesiologist for Integral Anesthesia, LLC, an Oklahoma Limited Liability Company located at 2716 South Rockford Road, Tulsa, Oklahoma 74114.

(d)    During the last 5 years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last 5 years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The citizenship of the individual is the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 23, 2013, the Reporting Person purchased a Tranche A Warrant exercisable for one share of Common Stock and 100 shares of Series B Convertible Preferred Stock at a purchase price of $100,000. On September 4, 2015, the Reporting Person purchased 300 shares of Series C Preferred Stock, a Series C Warrant exercisable for 60 shares of Common Stock and 12 shares of Common Stock in exchange for 100 shares of Series B Preferred Stock and $225,000 in cash.

On June 13, 2016, the Reporting Person purchased 675 shares of Series C-1 Preferred Stock and 3,600 shares of Common Stock in exchange for 300 shares of Series C Preferred Stock. On June 13, 2016, the Reporting Person purchased a Tranche B Warrant exercisable for 912 shares of Common Stock in exchange for a Tranche B Warrant exercisable for 1,824 shares of Common Stock.

Item 4.	Purpose of Transaction.

The Reporting Person intends to hold the stock that it currently owns for investment purposes and has no future plans to purchase additional stock or dispose of the stock it currently owns. The Reporting Person does not have any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)    The Reporting Person has beneficial ownership of 39,710,467 shares of Common Stock, representing approximately 17.33% of the outstanding Common Stock.

(b)    The Reporting Person has the sole power to vote and dispose of 39,710,467 shares of Common Stock, and the shared power to vote and dispose of 39,710,467 shares of common stock.

(c)    All of the shares disclosed in Item 5(a) were acquired by the Reporting Person prior to the last 60 days.

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements Understanding or Relationships with Respect to Securities of the Issuer.

The Reporting Person has not entered into any agreements or contractors with respect to the securities of the Issuer beneficially owned by the Reporting Person.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2018	/s/ Lynne H. Imhoff
Lynne H. Imhoff